Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF September 30, 2021

UNAUDITED

U.S. DOLLARS IN THOUSANDS

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of September 30,	As of December 31,
	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents		$18,337	$15,677
Restricted cash		33	13
Deferred clinical trial expenses	6	1,728	1,294
Prepaid expenses and other current assets		212	807
Total current assets		20,310	17,791

Property and equipment, net		28	10

Total assets		$20,338	$17,801

Liabilities and shareholders’ equity

Current liabilities:
Trade payables		$171	$720
Other accounts payable and accrued expenses		457	241
Total current liabilities		628	961

Non-current liabilities:
Provision for uncertain tax positions		228	220

Total liabilities		856	1,181

Shareholders’ equity:
Ordinary shares, NIS 0.03 par value; Authorized: 16,666,667 shares as of Sep 30, 2021 and December 31, 2020, respectively; Issued and outstanding: 10,482,056 and 8,758,037 shares as of Sep 30, 2021 and December 31, 2020, respectively		108	78
Additional paid-in capital		41,368	33,023
Accumulated deficit		(21,994)	(16,481)

Total shareholders’ equity	4	19,482	16,620

Total liabilities and shareholders’ equity		$20,338	$17,801

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Nine months ended September 30,
	Note	2021	2020

Operating expenses:

Research and development expenses		$(2,304)	$(92)

General and administrative expenses		(3,163)	(888)

Operating loss		(5,467)	(980)

Financial expense, net	5	(46)	(2,072)

Net loss and comprehensive loss		$(5,513)	$(3,052)

Basic and diluted net loss per share		$(0.57)	$(2.20)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		9,731,501	1,388,688

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	Equity

Balance as of January 1, 2021	-	-	8,758,037	$78	$33,023	$(16,481)	$16,620
Share-based compensation to employees and directors	-	-	-	-	582	-	582
Share-based compensation to service providers	-	-	-	-	309	-	309
Share and warrants issuance - Private Investment in Public Equity ("PIPE"), net	-	-	1,304,346	12	5,542	-	5,554
Exercise of warrants			419,673	18	1,912		1,930
Net loss and comprehensive loss	-	-	-		-	(5,513)	(5,513)
Balance as of Sep 30, 2021	-	-	10,482,056	$108	$41,368	$(21,994)	$19,482

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	(Deficit) Equity

Balance as of January 1, 2020	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)
Conversion of preferred shares into ordinary shares	(2,954,267)	(6,621)	2,954,267	26	6,595	-	6,621
Conversion of convertible notes into ordinary shares	-	-	2,727,214	25	7,135	-	7,160
Share issuance under Initial Public Offering, net	-	-	2,500,000	22	17,288	-	17,310
Equity classification of a derivative warrant liability	-	-	-	-	1,552	-	1,552
Share-based compensation to employees	-	-	-	-	32	-	32
Share-based compensation to service providers	-	-	-	-	35	-	35
Operating lease provided by controlling shareholder	-	-	-	-	25	-	25
Net loss and comprehensive loss	-	-	-			(3,052)	(3,052)
Balance as of Sep 30, 2020	-	-	8,758,037	$78	$32,842	$(15,480)	$17,440

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended September 30,
	2021	2020

Cash flows from operating activities

Net loss	$(5,513)	$(3,052)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4	-
Share-based compensation to employees and directors	582	32
Share-based compensation to service providers	309	35
Accrued interest and amortization of discount on convertible notes	-	987
Revaluation of derivative warrant liability	-	1,066
Operating lease provided by controlling shareholder	-	25
Change in:
Other current assets	161	(791)
Trade payables	(550)	1,041
Other accounts payable	225	123

Net cash used in operating activities	(4,782)	(534)

Cash flows from investing activities

Purchase of property and equipment	(22)	-
Net cash used in investing activities	(22)	-

Cash flows from financing activities

Proceeds from issuance of ordinary shares under Initial Public Offering, net	-	17,310
Proceeds from Exercise of warrants	1,930
Proceeds from issuance of ordinary shares under Private Investment in Public Equity, net	5,554	-

Net cash provided by financing activities	7,484	17,310

Change in cash, cash equivalents and restricted cash	2,680	16,776
Cash, cash equivalents and restricted cash at the beginning of the year	15,690	947

Cash, cash equivalents and restricted cash at the end of the period	$18,370	$17,723

(*)	Less than $1.

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
The Company was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred losses of $5.5 million and $3.1 million for the periods ended September 30, 2021 and 2020, respectively. As of September 30, 2021, the Company’s accumulated deficit was $21.9 million. The Company has funded its operations to date primarily through equity financing.

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

Based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least one year after the date these financial statements are issued.

c.
The Company effected a 1-for-3 reverse split of the Company’s ordinary shares and convertible preferred shares on July 6, 2020. All issued and outstanding ordinary shares and convertible preferred shares and related per share amounts contained in these financial statements have been retroactively adjusted to reflect this reverse share split for all periods presented.

d.
On September 3, 2020, the Company closed its IPO of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The ordinary shares and warrants were immediately separable from the units and were issued separately. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. On October 5, 2020, the underwriters exercised their over-allotment option and were issued warrants to purchase 375,000 ordinary shares in return for net amount of $3. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17,300 after deducting underwriting discounts and commissions and other offering expenses).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

e.
On March 11, 2021, the Company closed a private placement of 1,304,346 ordinary shares and accompanying warrants to purchase an aggregate of up to 652,173 ordinary shares at a combined purchase price of $4.60 per share and accompanying warrant resulting in gross proceeds of $6,000. The warrants are exercisable immediately at an exercise price of $4.60 per share and expire five and a half years from the issuance date.

In connection with the private placement, the Company also entered into a registration rights agreement, dated as of March 8, 2021 with the purchasers in the offering pursuant to which the Company filed a registration statement SEC on April 1, 2021 to register the resale of the ordinary shares and the ordinary shares issuable upon exercise of the warrants, of which such registration statement was declared effective on April 9, 2021.

The Company paid the placement agents of the private placement a cash placement fee equal to $390 and an expense reimbursement of $40. The Company also issued to the placement agents warrants to purchase 52,173 ordinary shares, at an exercise price of $5.06 per ordinary share and a term expiring on March 8, 2026.

f.	On July 22 2021, the Company issued 419,673 ordinary shares upon exercise of warrants for consideration totaling $1,930 (Note 4).
g.
Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company's business, financial condition and results of operation.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:	UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company.

The information included in this financial statement should be read in conjunction with the financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission (“SEC”). The year-end balance sheet data was derived from the audited financial statements as of December 31, 2020, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included.

In the process of preparing the financial statements, management makes estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The results of operations for nine months ended September 30, 2021 are not necessarily indicative of results that could be expected for the entire fiscal year.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

NOTE 3:	SIGNIFICANT ACCOUNTING

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F:

-
In August 2020, the FA SB issued guidance that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance will be effective for the Company on January 1, 2022 and is not expected to have a material impact on the Company’s financial statements and disclosures.

-
ASC Topic 740, "Income Taxes ", was amended to simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. Effective January 1, 2021, the Company adopted this income taxes amendment. The implementation of the updated guidance did not have a significant effect on Company’s financial statements.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:	SHAREHOLDERS’ Equity Shares based compensation: Share options outstanding and exercisable to employees and directors under the 2008 Plan as of September 30, 2021 and December 31, 2020 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2020	153,882	$0.24	3.25

Options outstanding as of September 30, 2021	153,882	$0.24	2.51

Options exercisable as of September 30, 2021	153,882	$0.24	2.51

Share options outstanding and exercisable to employees and directors under the 2019 Plan as of September 30, 2021 and December 31, 2020, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2020	219,456	$2.62	8.56

Options granted in 2021	752,020	$5.07	9.39

Options outstanding as of September 30, 2021	971,476	$4.52	9.04

Options exercisable as of September 30, 2021	219,456	$2.62	7.81

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:	SHAREHOLDERS’ Equity (Cont.) Warrants and warrants units The following table s summarizes the warrants and warrants units outstanding as of September 30, 2021:

Type	ISSUANCE DATE	NUMBER OF WARRANTS	EXERCISE PRICE	EXERCISABLE THROUGH

August 2019 warrants	August 22, 2019	205,268	$6.72	August 22, 2024
December 2019 warrants	December 9, 2019	92,321	$6.72	December 8, 2024
Warrants to bridge financing placement agent	September 3, 2020	55,785	$6.72	December 8, 2024
Warrants to underwriter	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriter	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants (note 1d)	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants (note 1e)	March 11, 2021	232,500	$4.60	September 10, 2026
Warrants to PIPE placement agent (note 1d)	March 11,2021	52,173	$5.06	March 8, 2026
Total		3,950,217

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	FINANCIAL EXPENSES, NET

	Nine months ended Sep 30,
	2021	2020

Interest expense and amortization of discount on convertible notes	-	987
Bank fees	6	2
Change in fair value of derivative warrant liability	-	1,066
Exchange rate differences	40	17
Total financial expenses, net	$46	$2,072

NOTE 6:	CLINICAL TRIALS

On November 13, 2020 (the "First Agreement Execution Date"), the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trials of PRF-110.

Under the First Agreement, the Company paid the first milestone of $581 on December 28, 2020 and additional milestone of $581 during the first nine months of 2021.

In addition, the Company paid a non-refundable deposit of $710 under the Second Agreement in January 2021.

As of September 30, 2021, the Company accounted these amounts of net $1,728 as prepaid clinical trial expense and deferred clinical trial costs after recognition of $145 clinical trials expenses.

NOTE 7:	FINANCIAL INSTRUMENTS
The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.